

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 28, 2009

Via U.S. Mail and Fax (713) 860-2640

Mr. Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002

>   **Re: Genesis Energy, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>
>   **Form 10-Q for the Quarterly Period Ended June 30, 2009**
>   **Filed August 7, 2009**
>   **File No. 001-12295**

Dear Mr. Deere:

   We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A Risk Factors

1.   Please avoid statements that mitigate the risk you present. For example, rather
        than stating that there can be no assurance of a particular outcome, delete such
        language and state the extent of each risk plainly and directly.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 39

2.   Item 303(a)(3) of Regulation S-K requires you to address income from continuing
        operations and any other significant components of revenues or expenses. We
        note that you focus on two measures that (you) use to manage the
        business….segment margin and Available Cash before Reserves."   Such
        discussion should complement, rather than replace, a discussion of revenues,
        expenses and income. Please confirm that, in future filings, you will commence
        this section with a discussion of revenues, significant expenses and net income
        and the causes for changes in those line items before presenting the more detailed
        discussion of segment margins and Available Cash before Reserves.

Executive Compensation, page 67

3.   Clarify the percentage of the total compensation paid to the General Partner
        which is attributable for management of the Limited Partnership.

Consolidated Statement of Cash Flows, page 103

4.   Tell us why you have classified the additional purchase price consideration paid
        to Grifco in the amount of $6 million in cash flows from financing activities,
        while the acquisition of Grifco assets is included in investing activities. We note
        from Note 3 to your financial statements the $6 million payment was made for the
        delivery of four new barges.

Note 2. Summary of Significant Accounting Policies, page 104

Revenue Recognition, page 108

5.   We note your discussion of your accounting for costs and expenses associated
        with your supply and logistics segment. However, we are unable to locate a
        similar discussion of your accounting for revenues earned in this segment. Please
        expand your disclosures to address your revenue recognition policy for your
        supply and logistics operating activities.

Note 3. Acquisitions, page 112

6.   We note you have concluded you are the primary beneficiary of DG Marine and therefore are consolidating their results as a variable interest entity under FIN 46(R). Please provide your complete analysis in accordance with paragraph 5 of FIN 46(R) supporting your conclusion that DG Marine is a variable interest entity.

Note 15. Employee Benefit Plans and Equity-Based Compensation Plans, page 131

Class B Membership Interests, page 136

7.   We note you have accounted for the Class B Membership Interests issued to your senior executives as liability awards under SFAS 123(R). Based on your footnote disclosure, we understand you intend to record certain amounts as non-cash contributions from your general partner as it does not seek reimbursement for the costs of these compensation arrangements. In addition, your disclosure states you have measured the fair value of the awards as of December 31, 2008 at $12 million. However, it appears you have not recorded this amount in your financial statements. Your disclosures further state that due to the vesting conditions of the awards, you have not recorded deferred compensation expenses as of December 31, 2008. Please explain the vesting conditions of these awards and how you concluded these amounts should not be recorded in your financial statements for fiscal year 2008.

8.   Similarly, you state the fair value to be recorded as compensation expense will be the excess of the recomputed fair value in excess of the $3.4 million previously recorded in fiscal year 2007. We understand from Note 11 that $3.4 million was recorded as the estimated value compensation earned under the proposed arrangements at that time. Tell us why the expense for these Class B Membership Interest awards granted on December 31, 2008 should be reduced by this amount and expand your disclosures to clarify your accounting treatment.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Robert V. Deere
Genesis Energy, L.P.
October 28, 2009
Page 4

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or me at (202) 551-3745 with any other questions.

      Sincerely,

      /s/ H. Roger Schwall

      H. Roger Schwall
      Assistant Director